UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
OCTOBER 21, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Certified Diabetic Services, Inc.

File No. 0-53628 - CF#23882

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Certified Diabetic Services, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-12G filed on April 15, 2009, as amended.

Based on representations by **Certified Diabetic Services, Inc.** that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.28	through June 6, 2013
Exhibit 10.30	through March 1, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Special Counsel